FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of         December                                     2004
                         --------------------------------------    -----------
Commission File Number   000-23464
                         --------------------------------------    -----------


                               Hummingbird Ltd.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


               1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada
-------------------------------------------------------------------------------
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                 Form 20-F                    Form 40-F  X
                          -----------                   -----------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                            No   X
                    ----------                     -------------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

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                                DOCUMENT INDEX

Document                                                               Page No.
--------                                                               --------

  1.           News Release dated December 6, 2004 ("HUMMINGBIRD          4
               SETTING THE STANDARD FOR DOCUMENT MANAGEMENT AND
               E-MAIL ARCHIVING SYSTEMS")

  2.           News Release dated December 7, 2004 ("HUMMINGBIRD          8
               CUSTOMER, AGRICULTURE AND AGRI-FOOD CANADA, WINS
               2004 GTEC DISTINCTION AWARD FOR EXECUTIVE
               CORRESPONDENCE MANAGEMENT SYSTEM")

  3.           News Release dated December 20, 2004 ("HUMMINGBIRD        12
               ANNOUNCES WEB SEMINAR SERIES FOR GOVERNMENT SECTOR")

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                                                                    Document 1

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[HUMMINGBIRD GRAPHIC OMITTED]


         Hummingbird Setting the Standard for Document Management and
                           E-Mail Archiving Systems


       Research report finds e-mail archiving and compliance a major new priority for records managers and IT staff

Toronto - December 6, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that Hummingbird Enterprise(TM) document management and e-mail archiving solutions are a leading choice of records managers, according to a new survey conducted by Ferris Research entitled, "Email Records Management Survey: Guidelines, Technologies, and Trends".(1)

The Ferris Research report is based on a survey of more than 400 records managers from a variety of industry sectors including government organizations, financial services, health care, education and legal services.

According to Ferris Research, e-mail archiving and regulatory compliance is a major priority for records managers and the driving force behind the increased interest in managing e-mail messages as business records. This response is consistent with results from an informal poll on Hummingbird.com where the highest percentage of respondents indicated that they have dedicated budgets for e-mail management initiatives.

The Ferris Research survey focused on e-mail management policies and practices currently in place at the organizations. Among the findings in the report:

o Most organizations have made e-mail archiving a priority within IT, with 36 percent reporting it as a major priority. According to the report, "as recently as two years ago, archiving of e-mail would have been a non-issue in most organizations."

o Organizations that are required to treat the different types of data as records are integrating e-mail records management with document management systems. Hummingbird is named as one of the most commonly used document management systems that organizations use for managing, archiving or disposing of e-mail records.

Hummingbird Enterprise E-mail Management leverages core Hummingbird Enterprise content management suite modules to provide organizations with the ability to easily track, classify, store, and manage messages on an enterprise-wide basis. Managing e-mail as an integral component of an enterprise content repository means that records administrators can more easily and effectively implement retention and disposition rules associated with e-mail messages and attachments. Rules are automatically archived to ensure that they are traceable and auditable, thereby helping organizations ensure a strong position with respect to regulatory compliance measures.

-----------------

1 Ferris Research "Email Records Management Survey: Guidelines, Technologies, and Trends, September 2004.

Hummingbird Enterprise provides comprehensive end-to-end content lifecycle management integration with all major e-mail systems such as Microsoft Outlook, Novell GroupWise and Lotus Notes.

"Hummingbird understands that e-mail is the most critical communication channel for most organizations and government agencies. As e-mail communications continue to proliferate, the inbox has become an integral part of the document management system for most organizations today," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "Hummingbird Enterprise offers fully integrated and comprehensive records management capabilities for managing the complete lifecycle of all physical and electronic corporate knowledge assets, including e-mail. Managing the e-mail lifecycle along side enterprise content and records reduces exposure to regulatory scrutiny and civil and criminal penalties."

For more information about Hummingbird Enterprise E-mail Management, visit: http://www.hummingbird.com/products/enterprise/email_mgmt/index.html

Email Records Management Survey: Guidelines, Technologies, and Trends is available from Ferris Research at www.ferris.com.

About Ferris Research

Ferris Research is a San Francisco-based market and technology research firm that specializes in messaging and collaboration technologies such as email, instant messaging, wireless handheld connectivity, and virus and spam control. Our main customers are vendors, service providers, and corporate IT managers. For more information, visit www.ferris.com or call 415-986-1414.

About Hummingbird Enterprise(TM)

Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:


Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Manager, Corporate Communications
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com

                                                                    Document 2

[HUMMINGBIRD GRAPHIC OMITTED]

    Hummingbird Customer, Agriculture and Agri-Food Canada, Wins 2004 GTEC
       Distinction Award for Executive Correspondence Management System

          Federal government agency awarded Gold Medal for Strategic
                            Information Management

Toronto - December 7, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that customer, Agriculture and Agri-Food Canada
(AAFC), has won a 2004 GTEC Distinction Award for its Executive Correspondence Management System (ECMS). AAFC won a Gold Medal for a National E-Government Award in the category: Strategic Information Management. The Distinction Awards program formally recognizes and celebrates leadership, innovation and excellence in enabling and managing e-government within the public sector.

The Distinction Awards 2004 Program and Gala was held on October 19, 2004 in Gatineau, Canada and was attended by the most senior representatives from industry and government. The Strategic Information Management category recognizes individuals or teams in departments or central agencies who have greatly enhanced the return on investment in e-government through the strategic application of sound information management principles, policies, and processes.

Agriculture and Agri-Food Canada's Executive Correspondence Management System seamlessly incorporates advanced executive correspondence tracking within AgriDOC, AAFC's implementation of the Records, Document, and Information Management System (RDIMS), to create a superior information management system. AAFC's solution integrates the Hummingbird Enterprise(TM) document management, records management, workflow and imaging solutions.

AAFC customized its RDIMS implementation to create a single integrated system to manage all electronic documents, including correspondence, ministerial inquiries and briefs, on a single, uniform platform that tracks document centric processes and employs common business rules for records and document control. For enhanced functionality, the ECMS is fully compatible with AAFC's operating, database and e-mail systems, as well as with the department's desktop word-processing, spreadsheet and presentation software. The Hummingbird integrated system enhances the efficiency of the records management function and provides important additional functions such as routing audit trails, improved security, and ensures compliance with Federal legislation and Government Policy.

Hummingbird partnered with CGI Group Inc., the largest Canadian independent information technology (IT) services firm, to integrate RDIMS, a Government of Canada shared-system initiative that allows employees to capture, manage, store, preserve, protect and retrieve document-based information.

"Congratulations to the Agriculture and Agri-Food Canada team on their achievement and well-deserved recognition," said Hicham Adra, CGI senior vice-president and general manager. "CGI shares an open and supportive relationship with AAFC and we are delighted to have worked with them on this successful project."

"Hummingbird congratulates Agriculture and Agri-Food Canada on winning this prestigious award," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "Hummingbird Enterprise technologies are widely deployed throughout federal, state/provincial and local governments worldwide. Agriculture and Agri-Food Canada is an excellent example of how Hummingbird's robust ECM platform solves the business challenges of our government customers by providing a secure and flexible information management system, in compliance with regulatory standards, that offers simple deployment and a rapid return on investment."

For more information on the winners and finalists of the 2004 Distinction Awards, please visit http://www.gtecweek.com/ottawa2004/english/distinction_awards/


About GTEC WEEK

GTEC WEEK, produced by MediaLive International, is now in its 12th successful year and is Canada's unique multifaceted learning and networking event for public sector IT professionals. GTEC WEEK showcases leading edge expertise and technology solutions that are driving government online solutions across Canada, and around the world. For more information about GTEC WEEK 2004, please visit http://www.gtecweek.ca.

About MediaLive International, Inc.

MediaLive International works with companies to capture and enhance customer relationships through media properties, software tools and marketing solutions that improve the effectiveness of the company's sales and marketing programs. MediaLive International's media brands encompass the IT industry's largest exhibitions, including NetWorldSM+Interop(R), COMDEX(R), as well as highly focused educational programs as Next Generation Networks(R), VoiceCon, Seybold SeminarsSM, GTEC Week and respected publications including Business Communications Review and Seybold Report. The Wingate Studios division delivers the industry's leading end-to-end event management software platform WingateWeb and specialized vendor marketing programs including event strategy and programming, event management, and event analytics that provide proprietary event marketers with audience behavior, demographic and firmagraphic information.

MediaLive International is a privately held company headquartered in San Francisco, with offices throughout the world. For more information about MediaLive International, visit www.medialiveinternational.com.


About Agriculture & Agri-Food Canada (AAFC)

Agriculture and Agri-Food Canada provides information, research and technology, and policies and programs to achieve security of the food system, health of the environment and innovation for growth. Successful leaders in the public sector recognize the importance of developing innovative, technology-based systems to solve business challenges. The ECMS initiative is the first instalment in Agriculture and Agri-Food Canada's approach to building document-centric business solutions and it has transformed the way AAFC manages correspondence, records and documents. To learn more about Agriculture and Agri-Food Canada, please visit www.agr.gc.ca

About CGI

Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in India and Canada. CGI's annualized revenue run rate is currently CDN$3.8 billion (US$2.8 billion) and at September 30, 2004, CGI's order backlog was CDN$13 billion (US$9.4 billion). CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.


About Hummingbird Enterprise(TM)

Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Manager, Corporate Communications
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com

                                                                    Document 3


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[HUMMINGBIRD GRAPHIC OMITTED]

        Hummingbird Announces Web Seminar Series for Government Sector

   Four-part series to address the unique information management challenges facing all levels of government departments and agencies worldwide

Toronto - December 20, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that it will present a four-part Web seminar series on Hummingbird Enterprise(TM) solutions for the government sector. The complementary, online events, scheduled throughout January 2005, will feature key Hummingbird executives and partners who will discuss Hummingbird's integrated suite of end-to-end content and records management solutions that are designed to address the specific information management challenges and compliance standards faced by government organizations worldwide.

Hummingbird Enterprise helps government organizations to securely capture, manage, distribute and preserve content such as paper-based and electronic documents, correspondence and e-mail communication. Using Hummingbird technology, users are able to improve the efficiency of their operations, meet regulatory requirements and serve citizens and businesses more effectively. Hummingbird's products meet the requirements of the U.S. Department of Defense
(DoD) 5015.2 certification for electronic records management.

The Web seminar series includes the following scheduled topics:

January 11, 2005

o Applying Enterprise Content Management Principles to Freedom of Information Requirements. Government agencies from federal, state/provincial and local jurisdictions are subject to legislative responsibilities to ensure compliance with Freedom of Information (FOI) requirements. This presentation will demonstrate how Hummingbird Enterprise can provide knowledge workers and compliance officers with a single point of access to critical agency data, assuring accurate responses and protecting sensitive data from disclosure.

January 13, 2005

o E-mail: A Risk Or An Asset? State and Local Agencies Address the Issue of Critical Communication. E-mail is the most critical communication channel for most government agencies but e-mail messages are not widely considered business records. With virtually every government organization using e-mail for business purposes there is an increasing requirement for defined policies, best practices and guidelines. Attendees will learn how Hummingbird Enterprise captures, manages, preserves and leverages e-mail, addressing the requirements for managing electronic records to meet compliance, record-keeping, and knowledge management best practices.

January 18, 2005

o Correspondence Tracking: Putting Enterprise Information Management to Work. Government departments and agencies receive an enormous amount of correspondence, both electronic and paper on a daily basis and managing this information is a major challenge that they face. The presentation will focus on the Hummingbird solution for correspondence management that allows senior government officials to receive, handle, track and store critical correspondence from their constituents and stakeholders.

January 25, 2005

o Information Lifecycle Management Framework for Hummingbird Enterprise Application Implementations. Using a large, highly distributed and complex US Defense Hummingbird DM/RM/WM-based installation case study during the presentation, attendees will learn about the essential elements for implementing an enterprise-wide Electronic Document and Records Management System (EDRMS) across a technically savvy and highly visible organization. The session will be presented by Jim Schneider, COTS Integration Engineer, Defense and C31 Business Systems from SRA International, Inc. - a valued Hummingbird partner.

The complimentary, online events will run from 2:00PM - 3:00PM Eastern Time (US & Canada) and include a short question and answer period at the end of each session.

Please visit: http://placeware.viewcentral.com/reg/hummingbird/government to register for the seminars.

About Hummingbird Enterprise(TM)

Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com


Hummingbird Contacts:

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Manager, Corporate Communications
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax:  416-496-2207
Inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com

                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    Hummingbird Ltd.
                                         -------------------------------------
                                                       (Registrant)


Date:  January 4, 2005                   By: / s / Inder  P.S. Duggal
       -------------------                   ---------------------------------
                                                             (Signature)
                                             Inder P.S. Duggal
                                             Chief Financial Officer and
                                             Chief Controller